UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Schedule 13G
Under the Securities Exchange Act of 1934


Amendment No.:

Name of Issuer:  National Computer Systems, Inc.

Title of Class of Securities:  Common Stock

CUSIP Number:  63551910


Check the following line if a fee is being paid with this statement X . (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.:  63551910

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Strong/Corneliuson Capital Management, Inc.
     39-1213042

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)  X  Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Wisconsin

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
               809,200

     6.   SHARED VOTING POWER
                    0

     7.   SOLE DISPOSITIVE POWER
               815,400

     8.   SHARED DISPOSITIVE POWER
                    0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
               815,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (8)
EXCLUDES CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
               5.4%

12.  TYPE OF REPORTING PERSON
               IA

CUSIP No.:  63551910

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Richard S. Strong
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)
     (b)  X  Joint filing pursuant to Rule 13d-1(f)(1)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER
               809,200

     6.   SHARED VOTING POWER
                    0

     7.   SOLE DISPOSITIVE POWER
               815,400

     8.   SHARED DISPOSITIVE POWER


9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON
               815,400

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (8)
EXCLUDES CERTAIN SHARES
               N/A

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (8)
               5.4%

12.  TYPE OF REPORTING PERSON*
               IN


Item 1 (a).    Name of Issuer: National Computer
Systems, Inc.

Item 1 (b).    Address of Issuer's Principal Executive
Offices:

          11000 Prairie Lakes Drive, Eden Prairie,
          Minnesota  55344

Item 2 (a).    Name of Persons Filing:

          (1)  Strong/Corneliuson Capital Management,
          Inc.

          (2)  Richard S. Strong

               Attached as Exhibit 1 is a copy of an
          agreement between the persons filing (as specified above) that this Schedule 13G is being filed on behalf of each of them.

Item 2 (b).    Address of Principal Business Office of
          each of the persons specified in 2(a) above:

          100 Heritage Reserve, Menomonee Falls,
          Wisconsin  53051

Item 2 (c).    Citizenship or Place of Organization:

          Strong/Corneliuson Capital Management, Inc.--
          Wisconsin corporation

          Richard S. Strong--U.S.A.

Item 2 (d).    Title of Class of Securities:

          Common Stock

Item 2 (e).    CUSIP Number:  63551910


Item 3.   The persons filing this Schedule 13G are:

          Strong/Corneliuson Capital Management, Inc.--
          Investment Advisor registered under Section
          203 of the Investment Advisers Act of 1940.

          Richard S. Strong---Chairman of the Board and the principal shareholder of
          Strong/Corneliuson. (Mr. Strong is joining in this filing on Schedule 13G pursuant to positions taken by the Staff of the SEC authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on
          Schedule 13G.)

Item 4.   Ownership:

          Reference is made to Items 5-11 on the cover sheets of this Schedule 13G.

          Strong/Corneliuson Capital Management, Inc., has been granted discretionary dispositive power over its clients' securities and in some instances has voting power over such securities. Any and all discretionary authority which has been delegated to Strong/Corneliuson Capital Management, Inc., may be revoked in whole or in part at any time.

          Mr. Strong is joining in this Schedule 13G and reporting beneficial ownership of the same securities beneficially owned by
          Strong/Corneliuson Capital Management, Inc., as a result of his position with and stock ownership in Strong/Corneliuson Capital
          Management, Inc.  See Item 8.

Item 5.   Ownership of Five Percent or Less of a Class

               Not Applicable.

               This statement is being filed to report
          the fact that, as of the date of this report, the reporting persons have ceased to be the beneficial owners of more than five percent of the class of securities.


Item 6. Ownership of More than Five Percent On Behalf of Another Person

          (1)Neither Strong/Corneliuson Capital
             Management, Inc., nor Mr. Strong serves
             as custodian of the assets of any of
             Strong/Corneliuson Capital Management,
             Inc.'s clients; accordingly, in each
             instance only the client or client's
             custodian or trustee bank has the right
             to receive dividends paid with respect
             to, and proceeds from the sale of, such
             securities.

             The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the individual and institutional clients for which
             Strong/Corneliuson Capital Management,
             Inc., serves as investment advisor. Any and all discretionary authority which has been delegated to Strong/Corneliuson
             Capital Management, Inc., may be revoked in whole or in part at any time.

             Not more than 5% of the class of such
             securities is owned by any one of such
             clients subject to the investment advice of Strong/Corneliuson or its affiliates.

          (2)With respect to securities owned by any one of the Strong Funds, only Firstar
             Trust Company, as custodian for each of
             such  Funds, has the right to receive
             dividends paid with respect to, and
             proceeds from the sale of, such
             securities. No other person is known to have such right, except that the shareholders of each such Fund participate proportionately in any dividends and distributions so paid.

Item 7.   Identification and Classification of the
          Subsidiary Which Acquired the Security Being
          Reported on by the Parent Holding Company

          Not Applicable.


Item 8. Identification and Classification of Members of the Group

          Strong/Corneliuson Capital Management, Inc., a Wisconsin corporation, is an investment advisor registered under Section 203 of the Investment Advisers Act of 1940. Mr. Strong is Chairman of the Board of Strong/Corneliuson Capital Management, Inc., and beneficially owns substantially all of Strong/Corneliuson Capital Management, Inc.'s outstanding voting securities. Mr. Strong is joining in this Schedule 13G because, as a result of his position with and ownership of securities of Strong/Corneliuson Capital
          Management, Inc., Mr. Strong could be deemed to have voting and/or investment power with respect to the shares beneficially owned by Strong/Corneliuson Capital Management, Inc.
          Neither the filing of this joint Schedule 13G nor any information contained herein shall be construed as an admission by Mr. Strong of his control or power to influence the control of Strong/Corneliuson Capital Management,
          Inc.

Item 9.   Notice of Dissolution of Group

          Not Applicable.

Item 10.  Certification

          By signing below, the undersigned (i) hereby certify that, to the best of their knowledge and belief, the securities reported herein were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect and (ii) hereby declare and affirm that the filing of this Schedule 13G shall not be construed as an admission that either of the reporting persons is the beneficial owner of the securities reported herein, which beneficial ownership is hereby expressly denied (except for such shares, if any, reported herein as beneficially owned by Strong/Corneliuson Capital Management, Inc., for its own account or by Mr. Strong for his individual account and not as a result of his position with and ownership of securities of Strong/Corneliuson Capital Management, Inc.).



SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

     Dated: February 11, 1994




                              Helge Krist Lee
                              Senior Vice President and
                              General Counsel
                              STRONG/CORNELIUSON
                              CAPITAL MANAGEMENT, INC.





                              Richard S. Strong
                              Chairman of the Board
                              STRONG/CORNELIUSON
                              CAPITAL MANAGEMENT, INC.




EXHIBIT INDEX


   Exhibit

1. Joint Filing Agreement





JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees to the joint filing with the other reporting person of a statement on Schedule
13G (including amendments thereto) with respect to the Common Stock of Marshall Industries and that this Agreement be included as an Exhibit to such joint filing.

     This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the undersigned hereby executes this Agreement this 11th day of February, 1994.




                             Helge Krist Lee
                              Senior Vice President and
                              General Counsel
                              STRONG/CORNELIUSON
                              CAPITAL MANAGEMENT, INC.




                              Richard S. Strong
                              Chairman of the Board
                              STRONG/CORNELIUSON
                              CAPITAL MANAGEMENT, INC.